UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ________

Commission File No.: 2-81353

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE UNION CENTER NATIONAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

Table of Contents

The Union Center National Bank 401(k) Profit Sharing Plan
Financial Statements as of and for the years ended
December 31, 2007 and 2006
Page(s)
Report of Independent Registered Public Accountant Firm	3
Report of Independent Registered Public Accountant Firm	4
Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-11
Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrator of
The Union Center National Bank
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for a Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/Beard Miller Company LLP
Reading, Pennsylvania
July 8, 2008

Report of Independent Registered Public Accountant Firm

To the Board, Participants and Administrator of
The Union Center National Bank
401(k) Profit Sharing Plan

    We have audited the accompanying statement of net assets available for benefits of The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

    Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

    As discussed in Note 2 to the financials, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-1-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”.

/s/ Weiser, LLP
Edison, NJ
April 25, 2008

The Union Center National Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

December 31,	2007	2006
Assets
Investments, at fair value
Money market and checking accounts	$2,463	$26,972
Mutual funds	2,588,999	1,930,637
Investment Contract with Insurance Company	930,641	1,103,694
Center Bancorp, Inc. - common stock	727,099	861,383
Loans to participants	124,706	157,182
Total investments	4,373,908	4,079,868

Net assets available for benefits	$4,373,908	$4,079,868

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available For Benefits
Years Ended December 31, 2007 and 2006

Years Ended December 31,	2007	2006
Additions:
Investment income:
Net appreciation in fair value of investments held by insurance company	$144,321	$240,952
Net appreciation (depreciation) of investments in Center Bancorp, Inc. common stock	(253,928)	253,880
Interest and dividends	32,587	27,516
Total Investment Income (loss)	(77,020)	522,348
Contributions:
Participant	421,776	440,413
Employer	192,239	155,244
Rollovers	114,813	90,137
Total Contributions	728,828	685,794
Total Additions	651,808	1,208,142

Deductions:
Benefits paid to participants	(357,768)	(510,319)
Total Deductions	(357,768)	(510,319)

Net increase	294,040	697,823

Net Assets Available for Benefits, beginning of year	4,079,868	3,382,045

Net Assets Available for Benefits, end of year	$4,373,908	$4,079,868

The accompanying notes are an integral part of these financial statements.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) is a 401(k) plan covering all eligible employees of The Union Center National Bank (the “Company” or “Plan Sponsor”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first available entry date after date of hire. For employer matching contribution, employees must have completed one year of service for participation as of the first anniversary of their hire date provided you complete at least 1,000 hours of service during the 12 month period beginning on your first day of employment.

Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation which is subject to the Internal Revenue Service limitations.

Employer Contributions

Contributions were made by the Plan Sponsor in amounts equal to 50 cents for each dollar of the participants’ contributions up to 6% of the participants’ earnings, as defined in the Plan. Effective September 30, 2007, the Company increased its contribution to $1.00 for each dollar of the participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan.

Vesting

A participant is fully vested at all times in their employee contributions and earnings (including unrealized appreciation, depreciation or losses) thereon. Employer contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer contributions and earnings (including unrealized appreciation, depreciation or losses).

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

Participant Accounts

Investments are participant directed. Investment options include a varied selection of mutual funds as well as Center Bancorp Inc. common stock.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

Forfeitures

Any amounts not vested upon the termination of a participant may be used to offset future employer matching contributions.

Participant Loans

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of their vested account balance, not to exceed $50,000. Loans must be fully repaid through payroll deductions within 5 years or in excess of 5 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1/2 percentage point.

New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value. The Center Bancorp, Inc. common stock is valued at the last reported sales price on the last business day of the calendar year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The fair value of Investment Contract with Insurance Company is calculated using a Contingent Deferred Sales Charge (CDSC). Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Fully Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

As required by the FSP, investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on either the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits for any period presented.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.	Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statement of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2007 and 2006 approximated the contract value. The average yield and crediting interest rates were approximately 2.41% and 3.06% for 2007 and 2006, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Nationwide. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

4.	Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

December 31,	2007	2006
Center Bancorp, Inc. - common stock	$727,099	$861,383
BOA-Index Fixed (Investment Contract with Insurance Company)	930,641	1,103,694
Oakmark Equity and Income Fund II	353,368	290,153
Alliance Bernstein International Value Fund	339,877	262,389
JPM Mid Cap Value	230,190	0

During 2007 and 2006, the Plan’s investments (including gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Years Ended December 31,	2007	2006
Mutual funds	$115,927	$211,508
Investment Contract with Insurance Company	28,394	29,444
Center Bancorp, Inc. - common stock	(253,928)	253,880
	$(109,607)	$494,832

5.	Tax Status

The Plan obtained its latest determination letter dated January 11, 2002, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Related Party Transactions

Nationwide Life Insurance Company, the custodian of the Plan, manages certain plan investments. Therefore, these transactions qualify as party-in-interest transactions. The Plan maintains a checking account at the Union Center National Bank (the “Bank”) and invests in Center Bancorp, Inc. common stock, the parent corporation of the Bank, which qualify as party-in-interest transactions.

The Union Center National Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

7.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable equity securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

The Plan also holds investments in the Plan Sponsor’s common stock and accordingly, Plan participants’ accounts that hold shares of the Plan Sponsor’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of plan termination, plan participants will become 100% vested in their employer contributions and are entitled to full distribution of such amounts.

The Union Center Bank 401(k) Profit Sharing Plan
Schedule of Assets (Held at End of Year)
(Line 4i of Schedule H to the 2007 Form 5500)
EIN: 22-1342912 - Plan Number: 002
December 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date
		Rate of Interest,
	Identity of Issuer, Borrower,	Collateral Par		Current
	Lessor or Similar Party	or Maturity Date	Cost	Value
	Mutual Funds:
	Oakmark	Oakmark Equity & Income Fund II	**	$353,368
	Alliance Bernstein	Alliance Bernstein International Value Fund	**	339,877
	STI Classic	STI Classic Small Cap Value Equity	**	213,813
	JP Morgan	JPM Mid Cap Value	**	230,190
	Oakmark	Oakmark Fund Class II	**	549
	American Funds	AMCAP Fund Class B3	**	169,005
	Van Kampen	Van Kampen Global Value Equity	**	7,716
	Delaware	Delaware Ext. Duration Bond A	**	83,072
	American Funds	Growth Fund of America R3	**	198,444
	Legg Manson	Legg Manson Large Cap Growth A	**	71,786
	Heritage	Heritage Diversified Growth A	**	95,271
	Pimco	Pimco Total Return Fund Class A	**	79,146
	Harbor	Harbor Small Cap Growth Fund Inv. CL	**	73,000
*	Nationwide	Nationwide S & P 500 Index	**	54,156
*	Nationwide	Nationwide Money Market Fund IC	**	146,905
	Blackrock	Blkrk Large Cap Value	**	186,471
	Oppenheimer	Oppenheimer Global	**	96,132
	Oppenheimer	Oppenheimer Value Fd A	**	64,106
	RiverSource	Rvrsrc Divi Equity Inc. Fd A	**	62,187
	Thornburg	Thornburg Intl Value Fd 1	**	63,805
	Investment Contract with Insurance Company:
*	Nationwide Life Insurance
	Company of America	BOA - Index Fixed	**	930,641
	Common Stock:
*	Center Bancorp, Inc.	Common stock	**	727,099
*	Participant loans	Interest ranging from 4.50% to 9.50%	$ 0	124,706
*	Union Center National Bank	Cash	**	2,463
				$4,373,908
(*)	Party-in-interest
(**)	Cost is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the President and CEO of the Union Center National Bank has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Union Center National Bank 401(k) Profit Sharing Plan

By:	/s/ Anthony C. Weagley
Anthony C. Weagley, President and CEO The Union Center National Bank

July 10, 2008

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm